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                                                                     EXHIBIT 4.1

                             FIFTH AMENDMENT TO THE
                      CYBERONICS, INC. AMENDED AND RESTATED
                             1996 STOCK OPTION PLAN


         WHEREAS, there is reserved to the Board of Directors ("Board") of Cyberonics, Inc. in Section 14 of the Cyberonics, Inc. Amended and Restated 1996 Stock Option Plan (the "Plan") the right to amend the Plan, subject to certain restrictions set forth therein; and

         WHEREAS, the Board deems it advisable to amend the Plan in the manner hereafter set forth;

         NOW, THEREFORE, Section 3 of the Plan is hereby amended effective as of July 19, 2002, to read as follows:

                  Stock Subject to the Plan. Subject to the provisions of
         Section 12 of the Plan, the maximum aggregate number of Shares which may be optioned and sold under the Plan is 7,500,000 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock. If an Option expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an Option Exchange Program, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated).

         Except as amended and modified hereby, the Plan shall continue in full force and effect and the Plan and this amendment shall be read, take and construed as one and the same instrument.